Benjamin J. Haskin
Willkie Farr & Gallagher LLP
1875 K Street, N.W.
Washington, DC 20006   March 26, 2012

          RE: iShares U.S. ETF Trust (UltrashortBond Fund)
                  File Nos.: 811-22649; 333-179904

Dear Mr. Haskin:

          On March 5, 2012, iShares U.S. ETF Trust ("Trust") filed a registration
statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the
Investment Company Act of 1940 ("1940 Act") to register shares of the above-
referenced fund ("Fund"). We have the following comments on the registration
statement.

Prospectus

          General

     1.   Please identify the exemptive application that the Trust is relying on
          for the Fund to operate as an exchange-traded fund. Please confirm to
          the staff in your response letter that the disclosure in the registration
          statement is consistent with that exemptive application. Specifically,
          confirm that the application fully discusses the non-index
          management strategies.

     2.   Cover Page--Please delete the ticker and stock exchange information
          from the first page of the summary and place it on the cover page.

     3.   Cover Page--Please disclose that it is only through large institutional
          investors that purchases or redemptions of creation units may be
          made directly with the Fund at net asset value.

          Fees and Expenses

     4.   Please delete all of the disclosure in the introductory paragraph after
          the second sentence. You may include a shortened version of the
          information about acquired fund fees and expenses in a footnote to the
          fee table.

          Principal Investment Strategies

5.	In your response, please explain why it is appropriate for an ultra-short fund to invest in asset-backed and mortgage-backed securities, which are often illiquid and hard to value. Also, explain why it is appropriate for the Fund to use the weighted average life to determine the maturity of asset-backed and mortgage-backed securities given that it might understate the impact of their maturities in the context of an ultra-short fund.

6.	If a significant percentage of the Fund's assets may be invested in foreign securities or non-investment-grade securities, please add appropriate disclosure to the principal investment strategies and principal risk sections of the summary.

7.	Please delete the fifth paragraph of this section; disclosure in the principal investment strategies section should not include negative strategies.

Summary of Principal Risks

8.	Asset-Backed and Mortgage-Backed Securities Risk--This section and the Extension Risk section indicate that these securities carry the risk that they may be paid off substantially more slowly than originally anticipated. In your response, explain whether the extension risk associated with investments in these types of securities could transform the Fund into other than an ultra-short fund. In addition, if the Fund's investments in inverse floaters (identified outside the summary section) could be substantial, please add disclosure to the principal investment strategies and principal risks sections of the summary.

9.	Please tie "Financial Sector Risk" to principal investment strategies.

10.	Municipal Securities Risk--Please add disclosure to the principal investment strategies section of the summary section given that such securities are listed as principal investments outside of the summary section.

Management

11.	Please insert the date the portfolio managers began managing the Fund.

More Information About the Fund

12. Please state whether the Fund will provide shareholders with any notice prior to changing the investment objective and, if so, how many days.

13. The same comments made with respect to the summary section apply to the principal investment strategies and risk disclosure outside of the summary section.

Statement of Additional Information

14. As appropriate, the same comments made on prospectus disclosure apply to disclosure in the SAI.

15. Please confirm that all the risks disclosed under General Considerations and Risks are applicable to this Fund. For example, are "Risks of Investors in Russia" applicable to this Fund?

16. Investment Limitation--Please clarify which of the "industries" identified in item 1 are deemed separate industries. For example, are "real estate investment trusts" and "real estate management and development" separate industries? Are "commercial banks," "thrifts," and" mortgage finance" separate industries? Are "diversified financial services," "consumer finance," and "capital markets" separate industries? If so, in each case why is it appropriate to treat them as such?

****

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your transmittal letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel
Office of Disclosure and Review